AMERICA INC.

June 20, 2012

Via EDGAR

Donald Sharpe, President
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Sharpe:

Re:       Vampt America, Inc. (Formerly Coronado Corp.) (the “Company”)
Form 8-K
Filed May 11, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 7, 2012
File No. 000-53998

Further to our lawyer, Jenna Virk’s discussions with Ronald E. Alper on June 20, 2012, we hereby seek an extension to respond to comments from the Securities and Exchange Commission to July 5, 2012.  We confirm that our response to your comment letter dated June 6, 2012 will be filed on EDGAR no later than July 5, 2012.

Thank you for your assistance.

Yours truly,

VAMPT AMERICA, INC.

Per:

/s/ Richard Ikebuchi
Richard Ikebuchi
President and Director